FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Alcatel-Lucent launches an offering of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) in an amount of €750 million

Paris, September 2, 2009 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) launches today an offering of bonds convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (the “Bonds”) due January 1, 2015 in an initial nominal amount of €750 million, which may be increased by 15% to approximately €862.5 million in the event that the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners of the offering is exercised in full at the latest on September 8, 2009.

The principal purpose of the offering is to contribute to the refinancing of the group’s debt and the extension of its maturity, and, secondarily, to further enhance the group’s financial position.

In particular, all or part of the proceeds of the issue may be used to finance the repurchase of part of the group’s debt, including the bonds convertible into and/or exchangeable for new or existing shares due January 1, 2011 (the “2011 OCEANE”), of which the principal amount outstanding is approximately €1,022 million.

The nominal value of each Bond will correspond to an issue premium of 35% over Alcatel-Lucent’s reference share price on Euronext Paris1.  The conversion / exchange ratio of the Bonds will be one new or existing Alcatel-Lucent share per Bond, subject to potential further adjustments.

The Bonds will bear interest at a rate of between 5.00% and 5.50% per annum payable semi-annually in arrears on January 1st and July 1st of each year, commencing January 1st, 2010 (or, if it is not a business day, the following business day).  For the period from and including September 10, 2009, the issue date, up to and including December 31, 2009, the coupon will be payable on January 1, 2010 (or on the following business day if such date is not a business day) and will be calculated on a pro rata temporis basis.

The Bonds will be issued at par on September 10, 2009 and will mature and be redeemed in cash at par on January 1, 2015.  The Bonds may be redeemed early at the option of Alcatel-Lucent subject to certain conditions.

The determination of the final terms of the issue is expected on September 2, 2009.

The expected date of issue and settlement and delivery for the Bonds is September 10, 2009.

1 The reference share price will be the volume-weighted average price (VWAP) of Alcatel-Lucent’s shares quoted on Euronext Paris from the opening of trading on September 2, 2009 until the final terms of the Bonds are determined.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

This press release does not constitute an offering to subscribe, and the offering of the Bonds is not a public offering in any jurisdiction except in France, subject to the following:

In France,

-

The Bonds will initially be offered only in a private placement in accordance with article L. 411-2-II of the French Financial and Monetary Code;

-

Following such placement and once the final terms of the offering will have been determined, a visa will be requested from the French Autorité des marchés financiers (the “AMF”) on the offering circular (prospectus).  Upon receipt of such visa, the Bonds will be offered to the public in France during the following three trading days.

DISCLAIMER

This press release must not be published, released or distributed, directly or indirectly, in Canada, Japan or Australia.

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in the United States or in any other country.  In particular, securities may not be offered or sold in France absent a prospectus approved by the AMF.  The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations.  Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

The offer and sale of the Bonds in France will first be carried out in a private placement in accordance with article L.411-2-II of the French Financial and Monetary Code.  The offer will be made to the public in France only after the granting of the “visa” by the AMF on the prospectus.

With respect to the member States of the European Economic Area, other than France, which have implemented the Directive EC/2003/71 called the “Prospectus Directive” (each, a “relevant member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any relevant member State.  As a result, the Bonds may only be offered in relevant member States:

(I)

to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to place securities;

(II)

to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43 million; and (3) an annual net turnover of more than € 50 million, as per its last annual or consolidated accounts;

(III)

in any other circumstances, not requiring the issuer to publish a prospectus as provided under article 3(2) of the prospectus directive.

The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“US Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act.  Alcatel-Lucent does not intend to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

This press release is not an invitation nor an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”).  This press release is directed only at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom that are “qualified investors” within the meaning of Section 86(7) of FSMA that are also (a) persons authorised under FSMA or otherwise having professional experience in matters relating to investments and qualifying as investment professionals under article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (b) high net worth companies, unincorporated associations and other persons to whom article 49(2) (a) to (d) of the Financial Promotion Order applies; or (c) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made available (all such persons together being referred to as “Relevant Persons”). Any person in the United Kingdom that is not a Relevant Person should not act or rely on this press release.  The securities referred to in this press release or any investment or controlled activity to which such securities relate are only available to, and will be engaged in only with, Relevant Persons.

One of the Joint-Lead Managers of the offering of the Bonds, acting as stabilizing manager (or any other affiliated institution) will have the ability, but not the obligation, as from the moment on which the final terms of the Bonds and the offering become public, i.e. expected on September 2, 2009, to intervene, so as to stabilize the market for the Bonds and possibly the shares of Alcatel-Lucent, in accordance with applicable legislation, and in particular Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.  If implemented, such stabilization activities may be suspended at any time and will end at the latest on September 8, 2009, in accordance with Article 8.5 of CE Regulation No. 2273/2003.  Such transactions are intended to stabilize the price of the Bonds and/or shares of Alcatel-Lucent.  Such transactions could affect the price of the Bonds and/or shares of Alcatel-Lucent and could result in such prices being higher than those that might otherwise prevail.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran-Gelin	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Increase of the amount of the issuance by Alcatel-Lucent of bonds convertible into and/or exchangeable for new or existing shares (OCEANE)

Paris, September 2, 2009 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) launched today an offering of bonds convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (the “Bonds”) due January 1, 2015. Alcatel-Lucent has decided to increase the initial nominal amount up to €870 million, which may be increased by 14.9 % to €1 000 million in the event that the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners of the offering is exercised in full at the latest on September 8, 2009.

Other issuing terms remain unchanged.

This press release does not constitute an offering to subscribe, and the offering of the Bonds is not a public offering in any jurisdiction except in France, subject to the following:

In France,

-

The Bonds will initially be offered only in a private placement in accordance with article L. 411-2-II of the French Monetary and Financial Code;

-

Following such placement and once the final terms of the offering will have been determined, a visa will be requested from the French Autorité des marchés financiers (the “AMF”) on the offering circular (prospectus). Upon receipt of such visa, the Bonds will be offered to the public in France during the following three trading days.

DISCLAIMER

This press release must not be published, released or distributed, directly or indirectly, in Canada, Japan or Australia.

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in the United States or in any other country. In particular, securities may not be offered or sold in France absent a prospectus approved by the AMF. The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

The offer and sale of the Bonds in France will first be carried out in a private placement in accordance with article L.411-2-II of the French Financial and Monetary Code. The offer will be made to the public in France only after the granting of the “visa” by the AMF on the prospectus.

With respect to the member States of the European Economic Area, other than France, which have implemented the Directive EC/2003/71 called the “Prospectus Directive” (each, a “relevant member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any relevant member State. As a result, the Bonds may only be offered in relevant member States:

(III)

(I)

to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to place securities;

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

(II)

to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43 million; and (3) an annual net turnover of more than € 50 million, as per its last annual or consolidated accounts;

(III)

in any other circumstances, not requiring the issuer to publish a prospectus as provided under article 3(2) of the prospectus directive.

The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“US Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. Alcatel-Lucent does not intend to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States.

This press release is not an invitation nor an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom that are “qualified investors” within the meaning of Section 86(7) of FSMA that are also (a) persons authorised under FSMA or otherwise having professional experience in matters relating to investments and qualifying as investment professionals under article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (b) high net worth companies, unincorporated associations and other persons to whom article 49(2) (a) to (d) of the Financial Promotion Order applies; or (c) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made available (all such persons together being referred to as “Relevant Persons”). Any person in the United Kingdom that is not a Relevant Person should not act or rely on this press release. The securities referred to in this press release or any investment or controlled activity to which such securities relate are only available to, and will be engaged in only with, Relevant Persons.

One of the Joint-Lead Managers of the offering of the Bonds, acting as stabilizing manager (or any other affiliated institution) will have the ability, but not the obligation, as from the moment on which the final terms of the Bonds and the offering become public, i.e. expected on September 2, 2009, to intervene, so as to stabilize the market for the Bonds and possibly the shares of Alcatel-Lucent, in accordance with applicable legislation, and in particular Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003. If implemented, such stabilization activities may be suspended at any time and will end at the latest on September 8, 2009, in accordance with Article 8.5 of CE Regulation No. 2273/2003. Such transactions are intended to stabilize the price of the Bonds and/or shares of Alcatel-Lucent. Such transactions could affect the price of the Bonds and/or shares of Alcatel-Lucent and could result in such prices being higher than those that might otherwise prevail.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran-Gelin	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Issuance by Alcatel-Lucent of bonds convertible into and/or exchangeable for new or existing shares (OCEANEs) in the amount of approximately €870 million which may be increased to up to a maximum of €1,000 million

Final Terms of the OCEANEs (subject to AMF visa)

Paris, September 2, 2009 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) launched today an offering of bonds convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (the “Bonds”) due January 1, 2015 for an initial nominal amount of approximately €870 million, with a nominal value per Bond of €3.23, representing an issue premium of 35% over Alcatel-Lucent’s reference share price1 on Euronext Paris.

The amount of the offering may be increased up to a maximum of €1,000 million if the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full at the latest by September 8, 2009.

The conversion / exchange ratio of the Bonds will be one new or existing Alcatel-Lucent share per Bond, subject to potential further adjustments.

The Bonds will bear interest at a rate of 5.00 % per annum payable semi-annually in arrears on January 1st and July 1st of each year commencing  January 1st, 2010 (or, if it is not a business day, the following business day), namely €0.08075 per half-year and per Bond. For the period from and including September 10, 2009, the issue date, up to and including December 31, 2009, the coupon will be payable on January 1, 2010 (or on the following business day if such date is not a business day), will amount to approximately €0.05 per Bond.

The Bonds will be issued at par on September 10, 2009 and will mature and be redeemed in cash at par on January 1, 2015. The Bonds may be redeemed early at the option of Alcatel-Lucent subject to certain conditions.

The expected date of issue and settlement and delivery for the Bonds is September 10, 2009.

The principal purpose of the offering is to contribute to the refinancing of the group’s debt and the extension of its maturity, and, secondarily, to further enhance the group’s financial position.

In particular, all or part of the proceeds of the issue may be used to finance the repurchase of part of the group’s debt, including the bonds convertible into and/or exchangeable for new or existing shares due January 1, 2011 (the “2011 OCEANE”), of which the principal amount outstanding is approximately €1,022 million.

1 The reference share price is the volume-weighted average price (VWAP) of Alcatel-Lucent’s shares quoted on Euronext Paris from the opening of trading on September 2, 2009 until the final terms of the Bonds were determined.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

This press release does not constitute an offering to subscribe, and the offering of the Bonds is not a public offering in any jurisdiction except in France, subject to the following:

In France,

-

The Bonds were initially offered only in a private placement in accordance with article L. 411-2-II of the French Monetary and Financial Code;

-

Following such placement and the fixing of the final terms of the offering, a visa will be requested from the French Autorité des marchés financiers (the “AMF”) on the offering circular (prospectus). Upon receipt of such visa, the Bonds will be offered to the public in France during the following three trading days.

DISCLAIMER

This press release must not be published, released or distributed, directly or indirectly, in Canada, Japan or Australia.

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in the United States or in any other country.  In particular, securities may not be offered or sold in France absent a prospectus approved by the AMF.  The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations.  Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

The offer and sale of the Bonds in France were first carried out in a private placement in accordance with article L.411-2-II of the French Monetary and Financial Code.  The offer will be made to the public in France only after the granting of the “visa” by the AMF on the prospectus.

With respect to the member States of the European Economic Area, other than France, which have implemented the Directive EC/2003/71 called the “Prospectus Directive” (each, a “relevant member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any relevant member State.  As a result, the Bonds may only be offered in relevant member States:

(V)

(I)

to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to place securities;

(II)

to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43 million; and (3) an annual net turnover of more than € 50 million, as per its last annual or consolidated accounts;

(III)

in any other circumstances, not requiring the issuer to publish a prospectus as provided under article 3(2) of the prospectus directive.

The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“US Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. Alcatel-Lucent does not intend to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

This press release is not an invitation nor an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”).  This press release is directed only at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom that are “qualified investors” within the meaning of Section 86(7) of FSMA that are also (a) persons authorised under FSMA or otherwise having professional experience in matters relating to investments and qualifying as investment professionals under article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (b) high net worth companies, unincorporated associations and other persons to whom article 49(2) (a) to (d) of the Financial Promotion Order applies; or (c) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made available (all such persons together being referred to as “Relevant Persons”). Any person in the United Kingdom that is not a Relevant Person should not act or rely on this press release.  The securities referred to in this press release or any investment or controlled activity to which such securities relate are only available to, and will be engaged in only with, Relevant Persons.

One of the Joint-Lead Managers of the offering of the Bonds, acting as stabilizing manager (or any other affiliated institution) will have the ability, but not the obligation, as from the moment on which the final terms of the Bonds and the offering become public, i.e. on September 2, 2009, to intervene, so as to stabilize the market for the Bonds and possibly the shares of Alcatel-Lucent, in accordance with applicable legislation, and in particular Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.  If implemented, such stabilization activities may be suspended at any time and will end at the latest on September 8, 2009, in accordance with Article 8.5 of CE Regulation No. 2273/2003. Such transactions are intended to stabilize the price of the Bonds and/or shares of Alcatel-Lucent. Such transactions could affect the price of the Bonds and/or shares of Alcatel-Lucent and could result in such prices being higher than those that might otherwise prevail.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com.

Website: http://www.alcatel-lucent.com

Alcatel-Lucent press contacts:

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	Peter.benedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations:

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Repurchase of 11.97% of the 2011 OCEANEs

Paris, September 2, 2009 - Concurrently with the offering of bonds convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (the “Bonds”) on September 2, 2009, Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced its intention to repurchase 2011 OCEANEs, up to a maximum amount of €204.5 millions, being 20 % of 2011 OCEANEs initially issued and currently outstanding, depending on indications of interest in selling received as part of a reverse bookbuilding process exclusively for persons or entities outside the United States of America. The bookbuilding for the Bonds and the reverse bookbuilding for the repurchase of the 2011 OCEANEs are independent from one another. Allotments of Bonds are not subject to the indications of interest from holders of the 2011 OCEANEs in selling such OCEANEs.

At the end of this process, Alcatel-Lucent will repurchase, in off-market transactions, exclusively from persons or entities outside the United States of America, 7,565,882 2011 OCEANEs for a total amount of €126,350,229.40, being 11.97% of 2011 OCEANEs initially issued and currently outstanding, at the price determined at the end of this process, i.e., €16.70 per 2011 OCEANE including accrued interest. This repurchase will occur after the close of Euronext Paris, on September 11, 2009 (being the trading day following the settlement and delivery date of the Bonds which will occur on September 10, 2009 according to the indicative timetable) and subject to the condition precedent of such settlement and delivery.

In the event that the Bonds are not issued, Alcatel-Lucent would not repurchase the 2011 OCEANEs. The Bonds would not be issued in the event of the termination of or default relating to the underwriting agreement entered into in connection with the offering of the Bonds.

The repurchased 2011 OCEANEs will be cancelled as provided in their issue contract and pursuant to law.

This press release does not constitute an offering, and the offering of the Bonds is not a public offering in any jurisdiction except in France, subject to the following:

In France:

-

the Bonds were initially offered only in a private placement in accordance with article L. 411-2-II of the French Monetary and Financial Code;

-

Following such placement and the fixing of the final terms of the offering, a visa will be requested from the French Autorité des marchés financiers (the “AMF”) on the offering circular (prospectus).  Upon receipt of such visa, the Bonds will be offered to the public in France during the following three trading days.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

DISCLAIMER

This press release must not be published, released or distributed, directly or indirectly, in Canada, Japan or Australia.

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in the United States or in any other country.  In particular, securities may not be offered or sold in France absent a prospectus approved by the AMF.  The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations.  Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

The offer and sale of the Bonds in France were first carried out in a private placement in accordance with article L.411-2-II of the French Monetary and Financial Code.  The offer will be made to the public in France only after the granting of the “visa” by the AMF on the prospectus.

With respect to the member States of the European Economic Area, other than France, which have implemented the Directive EC/2003/71 called the “Prospectus Directive” (each, a “relevant member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any relevant member State.  As a result, the Bonds may only be offered in relevant member States:

(I)

to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to place securities;

(II)

to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43 million; and (3) an annual net turnover of more than € 50 million, as per its last annual or consolidated accounts;

(III)

in any other circumstances, not requiring the issuer to publish a prospectus as provided under article 3(2) of the prospectus directive.

The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“US Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act.  Alcatel-Lucent does not intend to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States.

This press release is not an invitation nor an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”).  This press release is directed only at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom that are “qualified investors” within the meaning of Section 86(7) of FSMA that are also (a) persons authorised under FSMA or otherwise having professional experience in matters relating to investments and qualifying as investment professionals under article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (b) high net worth companies, unincorporated associations and other persons to whom article 49(2) (a) to (d) of the Financial Promotion Order applies; or (c) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made available (all such persons together being referred to as “Relevant Persons”). Any person in the United Kingdom that is not a Relevant Person should not act or rely on this press release.  The securities referred to in this press release or any investment or controlled activity to which such securities relate are only available to, and will be engaged in only with, Relevant Persons.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran-Gelin	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

 NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

Issuance by Alcatel-Lucent of OCEANEs

Full exercise of the over-allotment option increasing issue from approximately €870 million to €1 billion

Paris, September 3, 2009 - The Joint Lead-Managers & Joint Bookrunners of the OCEANEs offering have informed Alcatel-Lucent (Euronext Paris and NYSE: ALU) that they exercised today in full the over-allotment option.

As a result, the total issue size is increased to €999,999,999.29 corresponding to 309,597,523 OCEANEs.

The expected date of issue and settlement and delivery for the Bonds is September 10, 2009.

This press release does not constitute an offering to subscribe, and the offering of the Bonds is not a public offering in any jurisdiction except in France.

DISCLAIMER

This press release must not be published, released or distributed, directly or indirectly, in  Canada, Japan or Australia.

This press release and the information contained herein do not constitute an offer to sell or subscribe, nor the solicitation of an order to purchase or subscribe, securities in the United States or in any other country.  In particular, securities may not be offered or sold in France absent a prospectus approved by the AMF. The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations.  Therefore, persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

The offer and sale of the Bonds in France were first carried out in a private placement in accordance with article L.411-2-II of the French Monetary and Financial Code. The offer is made to the public in France following the granting of the “visa” by the AMF on the prospectus from September 3, 2009 to September 7, 2009.

With respect to the member States of the European Economic Area, other than France, which have implemented the Directive EC/2003/71 called the “Prospectus Directive” (each, a “relevant member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any relevant member State.  As a result, the Bonds may only be offered in relevant member States:

(I)

to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to place securities;

(II)

to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43 million; and (3) an annual net turnover of more than € 50 million, as per its last annual or consolidated accounts;

(III)

in any other circumstances, not requiring the issuer to publish a prospectus as provided under article 3(2) of the prospectus directive.

 NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, AUSTRALIA OR JAPAN

The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“US Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. Alcatel-Lucent does not intend to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States.

This press release is not an invitation or an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”).  This press release is directed only at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom that are “qualified investors” within the meaning of Section 86(7) of FSMA that are also (a) persons authorised under FSMA or otherwise having professional experience in matters relating to investments and qualifying as investment professionals under article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (b) high net worth companies, unincorporated associations and other persons to whom article 49(2) (a) to (d) of the Financial Promotion Order applies; or (c) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made available (all such persons together being referred to as “Relevant Persons”). Any person in the United Kingdom that is not a Relevant Person should not act or rely on this press release.  The securities referred to in this press release or any investment or controlled activity to which such securities relate are only available to, and will be engaged in only with, Relevant Persons.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran-Gelin	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: September 03 , 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer